SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                NOVEMBER 21, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.




---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


CUSIP No. 709754105                                      13D/A                           Page 2 of 10 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                                 (a)
                                                                                                                 (b)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER        6,697,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,697,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,697,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 709754105                                      13D/A                           Page 3 of 10 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 6,697,208
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   6,697,208
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  6,697,208
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     21.15%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                   Page 4 of 10 Pages



ITEM 1  SECURITY AND ISSUER

         This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account at First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the shares of Common Stock held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager and Mr. Edelman, the Fund and the FNY Account. The Fund and the FNY Account are the record and direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the managing member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                   13D/A                   Page 5 of 10 Pages


ITEM 4  PURPOSE OF TRANSACTION

         On November 21, 2008 the Reporting Persons sent a letter to the Board of Directors of the Issuer expressing certain concerns with the direction of the Issuer's management. The letter is annexed hereto as Exhibit 2 and is also reproduced below:

The Penwest Pharmaceuticals CO Board of Directors
Penwest Pharmaceuticals CO
39 Old Ridgebury Road
Suite 11
Danbury, CT 06810-5120

Ladies and Gentlemen:

         We are writing to the Board today to express our concern over the direction management is taking the company. Perceptive Advisors LLC and its affiliates own approximately 21% of the common stock of Penwest Pharmaceuticals (Penwest). We believe Penwest finds itself at a crossroad. With the recent failure in Parkinson's, disappointing nalbuphine data, the lack of new patents, and the current market environment, Penwest's viability as a going concern has never looked so bleak. Perceptive strongly believes the Opana ER franchise has significant value but steps must be immediately taken to extract and maintain this value. Penwest continues to invest in high risk R&D projects, a decision we believe will lead to the destruction of the value of its primary asset. It is time for the Board to make difficult decisions. If you take seriously your fiduciary responsibility to protect the minority shareholders of Penwest, then your only course of action is a dramatic scale back of Penwest's current R&D programs and infrastructure. This will lead to the company's immediate profitability and allow the market to recognize the inherent value of the Opana ER asset.

OPANA ER ROYALTY STREAM NPV

         Penwest's current market value is $13 million. Net of cash at September 30, 2008 the market value is negative. It is non-debatable that Penwest currently trades at a level far below the NPV of the Opana ER (and any line extension) royalty stream. Our analysis of the value under three different set of circumstances is laid out below. We note that we believe the worst case scenario to be highly unlikely. It assumes that Impax will launch at risk, no settlement between Endo and the generic filers will be reached, and Endo is unsuccessful securing approval for any line extensions. We believe Endo is at work on line extension products for Opana ER which, as you are aware, would be royalty bearing at the same terms to Penwest. Our base case scenario assumes Impax will not launch at risk, but would launch in late 2012 after they prevail in all litigation and appeals. The best case scenario assumes the Opana ER patents are upheld, additional patents are granted, or Endo is able to settle, keeping Opana ER on the market through 2018.

CUSIP No. 709754105                   13D/A                   Page 6 of 10 Pages



     WORST CASE SCENARIO: IMPAX LAUNCHES AT RISK IN MID-2010

                                      Q4'08      2009       H1 2010     H2 2010
                                      -----      ----       -------     -------
Opana ER Sales (000)                 45,000     209,000     125,000      30,000
Royalty Rate                           11.0%       22.8%       22.0%       22.0%    TOTAL PRESENT VALUE (000) $56,652
Royalties Payable (000)               4,950      47,652      27,500       6,600
Net Royalty after ENDP Payment        4,950      24,652      27,500       6,600     PER DILUTED SHARE         $1.59
Discount Periods                          0           1         1.5           2
Discount Rate                            10%         10%         10%
Present Value (000)                $  4,950    $ 22,411    $ 23,837    $  5,455




     BASE CASE SCENARIO: IMPAX LAUNCHES GENERIC IN LATE 2012

                                     Q4'08      2009        2010        2011        2012
                                     -----      ----        ----        ----        ----
Opana ER Sales (000)                45,000     209,000     250,000     300,000     350,000
Royalty Rate                          11.0%       23.0%       23.2%       23.5%       23.7%
Royalties Payable (000)              4,950      48,070      58,000      70,500      82,950    TOTAL PRESENT VALUE (000) $185,298
Net Royalty after ENDP Payment       4,950      25,070      58,000      70,500      82,950
Discount Periods                         0           1           2           3           4    PER DILUTED SHARE        $5.20
Discount Rate                           10%         10%         10%         10%
Present Value (000)               $  4,950    $ 22,791    $ 47,934    $ 52,968    $ 56,656


     BEST CASE SCENARIO: ADDITIONAL PATENTS GRANTED AND UPHELD

                     Q4'08     2009       2010       2011       2012      2013      2014       2015      2016       2017      2018
                     -----     ----       ----       ----       ----      ----      ----       ----      ----       ----      ----
Opana ER Sales
  (000)             45,000   209,000    250,000    300,000    350,000   403,000   443,000    488,000   536,000    590,000   649,000
Royalty Rate          11.0%     23.0%      23.2%      23.5%      23.7%     23.9%     24.0%      24.1%     24.2%      24.2%     24.3%
Royalties Payable
  (000)              4,950    48,070     58,000     70,500     82,950    96,317   106,320    117,608   129,712    142,780   157,707
Net Royalty after
  ENDP Payment       4,950    25,070     58,000     70,500     82,950    96,317   106,320    117,608   129,712    142,780   157,707
Discount Periods         0         1          2          3          4         5         6          7         8          9        10
Discount Rate           10%       10%        10%        10%        10%       10%       10%        10%       10%        10%
Present Value
  (000)           $  4,950  $ 22,791   $ 47,934   $ 52,968   $ 56,656  $ 59,805  $ 60,015   $ 60,351  $ 60,512   $ 60,553  $ 60,803

TOTAL PRESENT VALUE (000)     $547,337

PER DILUTED SHARE             $15.36


RESEARCH AND DEVELOPMENT HISTORY

         Penwest has an accumulated deficit of over $230 million. Aside from the approval of Opana ER, which was largely accomplished with the help of Endo, the company's history is an unfortunate progression of failed development programs. On both the generic and branded side, Penwest has failed to deliver on projects the company believed were promising. Bioequivalence programs for Ditropan XL, Glucophage XR, and Procardia XL all failed in the early part of this decade. After this string of generic failures, Penwest evidently made a decision to focus on branded drug development. For the most part the results were the same. Our review of the company's documents reveals well over 20 proprietary drug programs that either failed or were dropped after money was spent on formulation and/or clinical development work. Three notable failures included: 1) PW2101, an extended release version of metoprolol for the treatment of hypertension that was rejected by the FDA after a $22 million investment, 2) PW2132, a once daily extended release version of torsemide that was terminated after a $4 million investment based on the belief it would not be differentiated, and 3) PW4142, an extended release formulation of nalbuphine for the treatment of pain which has been in Penwest's pipeline for over five

CUSIP No. 709754105                   13D/A                   Page 7 of 10 Pages


years and just recently failed to meet its primary endpoint in a Phase II study.

         Given this track record in both generic and branded drug development, we question why Penwest, with the Board's support, continues to believe that continued R&D investment is in the best interest of the company's shareholders. More specifically, the company is currently pursuing an even riskier drug development strategy than ever before. At this point, Penwest's primary R&D effort is a Phase I program of novel chemical entities for the treatment of mitochondrial diseases. We are concerned this effort is nothing more than a "hail mary" strategy for the company. We are unsure why the Board believes the company has the expertise to take the mitochondrial program forward when management has had such limited success on lower risk reformulation endeavors.

         Penwest spent almost $6 million on R&D in the third quarter, down slightly year over year but up 30% over the second quarter. With $23 million of cash in the bank, the company has less than one year of cash based on its current burn rate. While the company is at little risk of running out of cash, we believe running the company at this level of spend is a strategic error. First, the current market has no tolerance for companies operating with less than one year of cash. Penwest willingly and intentionally put themselves into this position and should have foreseen the consequences with respect to the stock price. Second, as we have argued previously, the spend is not only too high but it is wasteful. If management is allowed to continue at this pace we fear all the income from Opana ER will disappear into high risk R&D programs, which based on industry probabilities are likely to fail.

         Management's assurances that drugs will be partnered, new patents will be granted, spending will be curtailed, trials will be successful, and value will be unlocked have all gone unfulfilled. The company's credibility is likely damaged beyond repair. As Penwest's largest shareholder, we urge the Board to protect the substantial remaining value of the Opana franchise by returning it back to the shareholders. Our recommendation is to cease all development activity and turn Penwest into a virtual company. If these steps are taken, we believe that buyers will emerge for the Opana royalty at levels far above Penwest's current market value. Perceptive does not see any other course of action that will accomplish this end. We remind you that your fiduciary duty is to the shareholders of Penwest for which you are accountable.

Yours Truly,

Joe Edelman
CEO
Perceptive Advisors, LLC

                                      * * *

         The Reporting Persons purchase shares of Common Stock of the Issuer in the ordinary course of business. The shares of Common Stock are held for investment purposes.

           Each Reporting Person expects to continuously review such person's investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

CUSIP No. 709754105                   13D/A                   Page 8 of 10 Pages

         Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

         Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of the Issuer's Common Stock.

         Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. 709754105                   13D/A                   Page 9 of 10 Pages


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,697,208 shares of Common Stock as of November 21, 2008, which represent 21.15% of the Issuer's outstanding shares of Common Stock. Such 6,697,208 shares of Common Stock are comprised of (i) 6,422,846 shares of Common Stock held by the Fund and (ii) 274,362 shares of Common Stock held by the FNY Account.

          The percentage calculation was based on 31,667,792 shares outstanding which is the total number of shares outstanding as of November 5, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2008.

--------------------------- ---------- ------------- ------------- -------------
                              Sole         Shared        Sole         Shared
                             Voting        Voting      Dispositive  Dispositive
                              Power        Power         Power        Power
--------------------------- ---------- ------------- ------------- -------------
--------------------------- ---------- ------------- ------------- -------------
Perceptive Advisors LLC          0       6,697,208        0           6,697,208
--------------------------- ---------- ------------- ------------- -------------
--------------------------- ---------- ------------- ------------- -------------
Joseph Edelman                   0       6,697,208        0           6,697,208
--------------------------- ---------- ------------- ------------- -------------

     The aggregate amount of shares owned by the Reporting Persons is 6,697,208.

         (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons since the last 13D/A filed with the Securities and Exchange Commission on October 23, 2008:

   ---------------------- -------------------------- ---------------------
           DATE               SHARES PURCHASED               PRICE
   ---------------------- -------------------------- ---------------------
         10/24/008                 3,000                       5.0
   ---------------------- -------------------------- ---------------------

         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of November 21, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

         Letter to Board of Directors of Penwest Pharmaceuticals Co., dated November 21, 2008.

CUSIP No. 709754105                   13D/A                  Page 10 of 10 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 21, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


November 21, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of November 21, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

Exhibit 2 Letter to Board of Directors of Penwest Pharmaceuticals Co., dated November 21, 2008.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 21, 2008.




November 21, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


November 21, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

                                    EXHIBIT 2

                BOARD OF DIRECTORS OF PENWEST PHARMACEUTICALS CO.

                                                               November 21, 2008
Penwest Pharmaceuticals CO Board of Directors
Penwest Pharmaceuticals CO
39 Old Ridgebury Road
Suite 11
Danbury, CT 06810-5120

Ladies and Gentlemen:

We are writing to the Board today to express our concern over the direction management is taking the company. Perceptive Advisors LLC and its affiliates own approximately 21% of the common stock of Penwest Pharmaceuticals (Penwest). We believe Penwest finds itself at a crossroad. With the recent failure in Parkinson's, disappointing nalbuphine data, the lack of new patents, and the current market environment, Penwest's viability as a going concern has never looked so bleak. Perceptive strongly believes the Opana ER franchise has significant value but steps must be immediately taken to extract and maintain this value. Penwest continues to invest in high risk R&D projects, a decision we believe will lead to the destruction of the value of its primary asset. It is time for the Board to make difficult decisions. If you take seriously your fiduciary responsibility to protect the minority shareholders of Penwest, then your only course of action is a dramatic scale back of Penwest's current R&D programs and infrastructure. This will lead to the company's immediate profitability and allow the market to recognize the inherent value of the Opana ER asset.

OPANA ER ROYALTY STREAM NPV

Penwest's current market value is $13 million. Net of cash at September 30, 2008 the market value is negative. It is non-debatable that Penwest currently trades at a level far below the NPV of the Opana ER (and any line extension) royalty stream. Our analysis of the value under three different set of circumstances is laid out below. We note that we believe the worst case scenario to be highly unlikely. It assumes that Impax will launch at risk, no settlement between Endo and the generic filers will be reached, and Endo is unsuccessful securing approval for any line extensions. We believe Endo is at work on line extension products for Opana ER which, as you are aware, would be royalty bearing at the same terms to Penwest. Our base case scenario assumes Impax will not launch at risk, but would launch in late 2012 after they prevail in all litigation and appeals. The best case scenario assumes the Opana ER patents are upheld, additional patents are granted, or Endo is able to settle, keeping Opana ER on the market through 2018.


WORST CASE SCENARIO: IMPAX LAUNCHES AT RISK IN MID-2010

                                     Q4'08       2009       H1 2010      H2 2010
                                     -----       ----       -------      -------
Opana ER Sales (000)                 45,000     209,000     125,000      30,000
Royalty Rate                           11.0%       22.8%       22.0%       22.0%
Royalties Payable (000)               4,950      47,652      27,500       6,600      TOTAL PRESENT VALUE (000)  $56,652
Net Royalty after ENDP Payment        4,950      24,652      27,500       6,600
Discount Periods                          0           1         1.5           2      PER DILUTED SHARE          $1.59
Discount Rate                                        10%         10%         10%
Present Value (000)                $  4,950    $ 22,411    $ 23,837    $  5,455


BASE CASE SCENARIO: IMPAX LAUNCHES GENERIC IN LATE 2012


                                    Q4'08      2009        2010        2011        2012
                                    -----      ----        ----        ----        ----
Opana ER Sales (000)               45,000     209,000     250,000     300,000     350,000
Royalty Rate                         11.0%       23.0%       23.2%       23.5%       23.7%
Royalties Payable (000)             4,950      48,070      58,000      70,500      82,950       Total Present Value (000) $185,298
Net Royalty after ENDP Payment      4,950      25,070      58,000      70,500      82,950
Discount Periods                        0           1           2           3           4       Per Diluted Share        $5.20
Discount Rate                          10%         10%         10%         10%
Present Value (000)              $  4,950    $ 22,791    $ 47,934    $ 52,968    $ 56,656




BEST CASE SCENARIO: ADDITIONAL PATENTS GRANTED AND UPHELD


                     Q4'08    2009      2010      2011      2012      2013      2014      2015       2016       2017        2018
                     -----    ----      ----      ----      ----      ----      ----      ----       ----       ----        ----
Opana ER Sales
  (000)             45,000   209,000   250,000   300,000   350,000   403,000   443,000   488,000    536,000    590,000     649,000
Royalty Rate          11.0%     23.0%     23.2%     23.5%     23.7%     23.9%     24.0%     24.1%      24.2%      24.2%       24.3%
Royalties Payable
  (000)              4,950    48,070    58,000    70,500    82,950    96,317   106,320   117,608    129,712    142,780     157,707
Net Royalty after
  ENDP Payment       4,950    25,070    58,000    70,500    82,950    96,317   106,320   117,608    129,712    142,780     157,707
Discount Periods         0         1         2         3         4         5         6         7          8          9          10
Discount Rate                     10%       10%       10%       10%       10%       10%       10%        10%        10%         10%
Present Value
  (000)           $  4,950  $ 22,791  $ 47,934  $ 52,968  $ 56,656  $ 59,805  $ 60,015  $ 60,351   $ 60,512   $ 60,553    $ 60,803

Total Present Value (000)     $547,337

Per Diluted Share             $15.36


RESEARCH AND DEVELOPMENT HISTORY

Penwest has an accumulated deficit of over $230 million. Aside from the approval of Opana ER, which was largely accomplished with the help of Endo, the company's history is an unfortunate progression of failed development programs. On both the generic and branded side, Penwest has failed to deliver on projects the company believed were promising. Bioequivalence programs for Ditropan XL, Glucophage XR, and Procardia XL all failed in the early part of this decade. After this string of generic failures, Penwest evidently made a decision to focus on branded drug development. For the most part the results were the same. Our review of the company's documents reveals well over 20 proprietary drug programs that either failed or were dropped after money was spent on formulation and/or clinical development work. Three notable failures included: 1) PW2101, an extended release version of metoprolol for the treatment of hypertension that was rejected by the FDA after a $22 million investment, 2) PW2132, a once daily extended release version of torsemide that was terminated after a $4 million investment based on the belief it would not be differentiated, and 3) PW4142, an extended release formulation of nalbuphine for the treatment of pain which has been in Penwest's pipeline for over five years and just recently failed to meet its primary endpoint in a Phase II study.

Given this track record in both generic and branded drug development, we question why Penwest, with the Board's support, continues to believe that continued R&D investment is in the best interest of the company's shareholders. More specifically, the company is currently pursuing an even riskier drug development strategy than ever before. At this point, Penwest's primary R&D effort is a Phase I program of novel chemical entities for the treatment of mitochondrial diseases. We are concerned this effort is nothing more than a "hail mary" strategy for the company. We are unsure why the Board believes the company has the expertise to take the mitochondrial program forward when management has had such limited success on lower risk reformulation endeavors.

Penwest spent almost $6 million on R&D in the third quarter, down slightly year over year but up 30% over the second quarter. With $23 million of cash in the bank, the company has less than one year of cash based on its current burn rate. While the company is at little risk of running out of cash, we believe running the company at this level of spend is a strategic error. First, the current market has no tolerance for companies operating with less than one year of cash. Penwest willingly and intentionally put themselves into this position and should have foreseen the consequences with respect to the stock price. Second, as we have argued previously, the spend is not only too high but it is wasteful. If management is allowed to continue at this pace we fear all the income from Opana ER will disappear into high risk R&D programs, which based on industry probabilities are likely to fail.

Management's assurances that drugs will be partnered, new patents will be granted, spending will be curtailed, trials will be successful, and value will be unlocked have all gone unfulfilled. The company's credibility is likely damaged beyond repair. As Penwest's largest shareholder, we urge the Board to protect the substantial remaining value of the Opana franchise by returning it back to the shareholders. Our recommendation is to cease all development activity and turn Penwest into a virtual company. If these steps are taken, we believe that buyers will emerge for the Opana royalty at levels far above Penwest's current market value. Perceptive does not see any other course of action that will accomplish this end. We remind you that your fiduciary duty is to the shareholders of Penwest for which you are accountable.

Yours Truly,

Joe Edelman
CEO
Perceptive Advisors, LLC